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Exhibit (a)(2)

March 23, 2010

Dear Fellow Stockholders:

        We are pleased to inform you that Facet Biotech Corporation ("Facet" or the "Company"), Abbott Laboratories ("Abbott") and Amber Acquisition Inc., a wholly-owned subsidiary of Abbott ("Purchaser"), have entered into a definitive merger agreement that provides for the acquisition of Facet by Abbott.

        Pursuant to the terms of the merger agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company's common stock at a purchase price of $27.00 per share in cash. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, April 19, 2010 (the end of the day on Monday).

        If the tender offer is successful (which would involve Purchaser obtaining ownership of a majority of the Company's outstanding common stock on a fully diluted basis), the tender offer will be followed by the merger of Purchaser into Facet, subject to the terms and conditions set forth in the merger agreement. In the merger, the shares of the Company's common stock that were not acquired in the tender offer (other than shares held by stockholders who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same price per share in cash paid in the tender offer (without interest and subject to applicable withholding taxes).

        Facet's Board of Directors unanimously recommends that Facet's stockholders accept Purchaser's offer and tender their shares to Purchaser for purchase pursuant to such offer.

        In arriving at its recommendation, Facet's board of directors considered a number of factors. These factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

        In addition, enclosed are Purchaser's offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares in the tender offer. We urge you to read these documents and to consider this information carefully. If you have any questions regarding the offer or the Merger or how to tender your shares, please contact Georgeson Inc., Abbott's information agent, toll-free at (800) 259-3515.

        We thank you for the support you have given to Facet Biotech.

Sincerely,

Faheem Hasnain President and Chief Executive Officer

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  Exhibit (a)(2)